FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended DECEMBER 31, 2001

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number ______________ 1-1483 ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington Gas Light Company
1100 H Street, N.W.
Washington, D.C. 20080

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

Table of Contents

Independent Auditors' Report 1

Statement of Net Assets Available for Benefits 2

Statement of Changes in Net Assets Available for Benefits 3-4

Notes to Financial Statements 5-9

Schedule 1—Investments 10

Schedule 2—Unrealized Appreciation/Depreciation 11

Signatures 12

Consent of Independent Auditors 13

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

Board of Trade Building
1129 20th Street, NW, Suite 800
Washington, DC 20036
Tel. (202) 293-7500
Fax (202) 822-8126
washington.office
@mitchelltitus.com

INDEPENDENT AUDITORS' REPORT

To the Participants Administrator of the
Washington Gas Light Company Savings Plan:

We were engaged to audit the accompanying statements of net assets available for benefits of the Washington Gas Light Company Savings Plan (the "Plan"), and the related statements of changes in net assets available for benefits as of and for the years ended December 31, 2001 and 2000, and the additional information included in Schedule I as of and for the year ended December 31, 2001. These financial statements and schedules are the responsibility of the Plan's management.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Washington Gas Light Company Savings Plan as of December 31, 2001 and 2000, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2001 and unrealized appreciation and depreciation for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mitchell & Titus, LLP

June 17, 2002

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and December 31, 2000

December 31, 2001

Description	Putman Stable Value Fund	Fidelity Equity Income Fund	Fidelity Low Price Stock Fund	Putnam New Opportunities Fund	Putnam Voyager Fund	T. Rowe Price International Stock Fund	Putman Asset Allocation: Conservative Portfolio	Putman Asset Allocation: Balanced Portfolio	Putman Asset Allocation: Growth Portfolio	WGL Holdings Inc. Common Stock	Vanguard Total Bond Market Index Fund	Vanguard 500 Index Fund	Loan Fund	Liquidity Fund	Total
ASSETS															
Investments (Notes 2 & 6)	$ 26,561,982	$ 19,962,558	$ 264,875	$ 16,634,971	$ 22,470,600	$ 2,828,682	$ 2,317,931	$ 4,976,755	$ 4,463,506	$ 13,921,681	$ 249,104	$ 89,905	$ -	$ 901	$ 114,743,451
Loan Fund	-	-	-	-	-	-	-	-	-	-	-	-	2,247,569	-	2,247,569
Total Assets	26,561,982	19,962,558	264,875	16,634,971	22,470,600	2,828,682	2,317,931	4,976,755	4,463,506	13,921,681	249,104	89,905	2,247,569	901	116,991,020
Net Assets Available *for Benefits*	$ 26,561,982	$ 19,962,558	$ 264,875	$ 16,634,971	$ 22,470,600	$ 2,828,682	$ 2,317,931	$ 4,976,755	$ 4,463,506	$ 13,921,681	$ 249,104	$ 89,905	$ 2,247,569	$ 901	$ 116,991,020

December 31, 2000

	Putman Stable Value Fund	Fidelity Equity Income Fund	Putnam New Opportunities Fund	Putnam Voyager Fund	T. Rowe Price International Stock Fund	Putman Asset Allocation: Conservative Portfolio	Putman Asset Allocation: Balanced Portfolio	Putman Asset Allocation: Growth Portfolio	WGL Holdings Inc. Common Stock	Loan Fund	Total
ASSETS											
Investments (Notes 2 & 6)	$ 24,952,630	$ 22,710,758	$ 26,264,883	$ 32,144,476	$ 3,788,797	$ 2,672,999	$ 6,026,083	$ 4,882,065	$ 14,365,611	$ -	$ 137,808,302
Loan Fund	-	-	-	-	-	-	-	-	-	2,382,382	2,382,382
Total Assets	24,952,630	22,710,758	26,264,883	32,144,476	3,788,797	2,672,999	6,026,083	4,882,065	14,365,611	2,382,382	140,190,684
Net Assets Available for Benefits	$ 24,952,630	$ 22,710,758	$ 26,264,883	$ 32,144,476	$ 3,788,797	$ 2,672,999	$ 6,026,083	$ 4,882,065	$ 14,365,611	$ 2,382,382	$ 140,190,684

The accompanying Notes to the Financial Statements are an integral part of these statements.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2001

Description	Putnam Stable Value Fund	Fidelity Equity Income Fund	Fidelity Low Price Stock Fund	Putnam New Opportunities Fund	Putnam Voyager Fund	T. Rowe Price International Stock Fund	Putman Asset Allocation: Conservative Portfolio	Putman Asset Allocation: Balanced Portfolio	Putman Asset Allocation: Growth Portfolio	WGL Holdings Inc. Common Stock	Vanguard Total Bond Market Index Fund	Vanguard 500 Index Fund	Loan Fund	Liquidity Fund	Total
NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	$ 24,952,630	$ 22,710,758	$ -	$26,264,883	$32,144,476	$3,788,797	$ 2,672,999	$ 6,026,083	$ 4,882,065	$ 14,365,611	$ -	$ -	$ 2,382,382	$ -	$ 140,190,684
ADDITIONS:															
Contributions															
Employee	717,811	789,459	17,768	1,228,395	1,126,810	238,913	85,042	226,049	328,603	453,541	15,270	13,765	-	-	5,241,426
Employer	215,419	269,390	4,266	417,814	362,725	78,677	32,493	90,506	119,796	169,519	5,214	4,494	-	-	1,770,313
Transfers by Participants	3,804,806	(199,867)	228,452	(2,277,359)	(2,266,994)	(113,341)	107,173	(288,860)	(34,456)	63,366	229,843	81,963	664,373	901	-
Interest	-	-	-	-	-	-	-	-	-	-	-	-	167,537	-	167,537
Dividends	1,409,032	790,206	1,196	-	1,019,888	82,186	155,757	172,421	143,695	600,945	2,068	326	-	-	4,377,720
Realized Earnings	-	440,979	17	(5,688,765)	(3,002,936)	(125,346)	(115,012)	(351,700)	(305,888)	396,589	69	318	-	-	(8,751,675)
Unrealized Appreciation (Depreciation)	-	(2,358,274)	13,178	(2,126,073)	(5,015,146)	(764,107)	(50,188)	(177,231)	(322,399)	(1,053,785)	(3,360)	1,845	-	-	(11,855,540)
Total Additions	6,147,068	(268,107)	264,877	(8,445,988)	(7,775,653)	(603,018)	215,265	(328,815)	(70,649)	630,175	249,104	102,711	831,910	901	(9,050,219)
DEDUCTIONS:															
Benefits	4,536,832	2,457,195	-	1,183,111	1,897,342	353,325	570,200	720,298	347,691	1,073,930	-	12,806	33,947	-	13,186,677
Loan Principal Payments	-	-	-	-	-	-	-	-	-	-	-	-	932,776	-	932,776
Administrative Fees	884	22,898	2	813	881	3,772	133	215	219	175	-	-	-	-	29,992
Total Deductions	4,537,716	2,480,093	2	1,183,924	1,898,223	357,097	570,333	720,513	347,910	1,074,105	-	12,806	966,723	-	14,149,445
NET INCREASE/(DECREASE)	1,609,352	(2,748,200)	264,875	(9,629,912)	(9,673,876)	(960,115)	(355,068)	(1,049,328)	(418,559)	(443,930)	249,104	89,905	(134,813)	901	(23,199,664)
NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$ 26,561,982	$ 19,962,558	$ 264,875	$ 16,634,971	$22,470,600	$2,828,682	$ 2,317,931	$ 4,976,755	$ 4,463,506	$ 13,921,681	$ 249,104	$ 89,905	$ 2,247,569	$ 901	$ 116,991,020

The accompanying Notes to the Financial Statements are an integral part of this statement.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2000

Description	Putman Stable Value Fund	Fidelity Equity Income Fund	Putnam New Opportunities Fund	Putnam Voyager Fund	T. Rowe Price International	Putman Asset Allocation Conservative Portfolio	Putman Asset Allocation Balanced Portfolio	Putman Asset Allocation Growth Portfolio	Washington Gas Light Company	Loan Fund	Total
NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	$ 26,337,126	$ 23,824,166	$ 32,500,150	$ 41,645,441	$ 4,633,971	$ 2,894,645	$ 5,687,585	$ 5,195,287	$ 14,808,894	$ 2,240,023	$ 159,767,288
ADDITIONS:											
Contributions											
Employee	417,663	708,536	1,282,678	1,127,430	233,487	88,998	246,311	300,982	357,537	-	4,763,622
Employer	133,292	241,442	420,845	361,302	81,826	29,156	74,726	104,977	140,623	-	1,588,189
Transfers by Participants	(348,948)	(1,711,163)	3,765,598	(1,695,281)	(168,004)	103,875	540,296	2,349	(1,607,331)	1,118,609	-
Interest	-	-	-	-	-	-	-	-	-	159,656	159,656
Dividends	1,495,396	1,737,722	3,747,282	3,269,948	310,905	330,295	887,141	1,000,299	625,547	-	13,404,535
Realized Earnings	-	474,648	15,592,313	16,701,976	123,213	178,122	992,590	826,228	607,810	-	35,496,900
Unrealized Appreciation (Depreciation)	-	(535,474)	(29,307,556)	(26,823,106)	(1,233,292)	(512,881)	(2,025,593)	(2,315,401)	733,002	-	(62,020,301)
Total Additions	1,697,403	915,711	(4,498,840)	(7,057,731)	(651,865)	217,565	715,471	(80,566)	857,188	1,278,265	(6,607,399)
DEDUCTIONS:											
Benefits	3,081,271	1,984,275	1,735,372	2,442,198	184,472	439,122	376,722	232,441	1,300,332	145,297	11,921,502
Loan Principal Payments	-	-	-	-	-	-	-	-	-	990,609	990,609
Administrative Fees	628	44,844	1,055	1,036	8,837	89	251	215	139	-	57,094
Total Deductions	3,081,899	2,029,119	1,736,427	2,443,234	193,309	439,211	376,973	232,656	1,300,471	1,135,906	12,969,205
NET INCREASE/(DECREASE)	(1,384,496)	(1,113,408)	(6,235,267)	(9,500,965)	(845,174)	(221,646)	338,498	(313,222)	(443,283)	142,359	(19,576,604)
NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$ 24,952,630	$ 22,710,758	$ 26,264,883	$ 32,144,476	$ 3,788,797	$ 2,672,999	$ 6,026,083	$ 4,882,065	$ 14,365,611	$ 2,382,382	$ 140,190,684

The accompanying Notes to the Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are reported using the accrual method of accounting. Washington Gas Light Company Savings Plan (Savings Plan) investments in marketable securities are valued at quoted market prices. Schedule 1, which follows the Notes to Financial Statements, shows the cost and market value of the investments.

Estimates

In conformity with accounting principles generally accepted in the United States of America, the preparation of the financial statements requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

NOTE 2—DESCRIPTION OF THE SAVINGS PLAN

Eligibility

Management employees of Washington Gas Light Company (Company) and certain of its subsidiaries are eligible to participate in the Savings Plan on the date that they become an employee.

Contributions

The Savings Plan permits employees to contribute on both an after-tax and pre-tax basis. Contributions that are made on a pre-tax basis to the Savings Plan, up to $10,500 in 2001 are not reported as gross income on participating employees' respective Federal income tax returns for the year in which the contributions are made. Thus, these contributions reduce the amount of the employee's income subject to income tax withholding. These amounts are generally taxable when they are withdrawn or distributed to the participating employee.

Dividends, interest and other income attributable to employee contributions under the Savings Plan are not taxable to the participating employee when received by the Trustee and credited to the employee's account. These amounts are generally taxable when they are withdrawn or distributed to the participating employee.

Under the after-tax provision of the Savings Plan, employees may contribute as a basic (match-qualifying) contribution up to 4% of their base compensation (as defined). The Company contributes as an after-tax matching contribution 100% of the first 2% of an employee's after-tax basic contribution and 50% of the next 2% of an employee's basic after-tax contribution. Under the pre-tax provision of the Savings Plan, employees may contribute as a match-qualifying contribution up to 4% of their base compensation. The Company contributes as a pre-tax matching contribution 100% of the first 4% of an employee's pre-tax contribution.

Employees may contribute their voluntary contributions up to an additional 10% of base compensation in a combination of the pre-tax and after-tax portions of the Savings Plan. For employees contributing under both the pre-tax and after-tax portions, match-qualifying contributions are considered made under the pre-tax provision of the Savings Plan. The Company may, at its discretion, make an additional contribution to those participants who are employed by the Company at the end of the Savings Plan year. In addition, the Company may, at its discretion, make additional matching contributions on behalf of certain non-highly paid participants in order to satisfy the top-heavy requirements of the Internal Revenue Code.

The Savings Plan allows employees to make rollover contributions of funds from other qualified plans. The rollover contributions must satisfy the requirements of the Internal Revenue Code.

Vesting

Employees are 100% vested at all times in the amounts credited to their accounts.

Investment Alternatives

The following is a description of each investment offered to participants at December 31, 2001. With the exception of the description for WGL Holdings Inc. Common Stock, the description for each fund was derived from materials published by the fund sponsor. Such descriptions should be read in conjunction with the prospectus of the fund. Information on Washington Gas Light Company can be obtained from the annual and quarterly reports of the Company filed with the Securities and Exchange Commission.

- *Stable Value Fund (Putnam Stable Value Fund)*—Seeks preservation of principal and a stable rate of return by investing in a diversified group of high quality investment contracts.
- Equity Income Fund (Fidelity Group Mutual Fund)—Invests primarily in income-producing equity securities that seek dividend yields that are higher than the composite yield on the stocks in the S&P 500 index.
- *New Opportunities Fund (Putnam Group Mutual Fund)*—Seeks long-term growth by investing primarily in common stocks of smaller and newer companies that Putnam Management believes offer above-average long-term growth potential.
- *Voyager Fund (Putnam Group Mutual Fund)*—Aggressively seeks growth by investing in a combination of smaller companies expected to grow over time, as well as in larger, more-established corporations.
- *International Stock Fund (T. Rowe Price Group Mutual Fund)*—Seeks total return on its assets from long-term growth of capital and income. The fund ordinarily invests at least 65% of its assets in the common stocks of established non-U.S. companies.

- *Conservative Portfolio (Putnam Group Asset Allocation Mutual Fund)*—Majority of investment focuses on fixed-income securities for income and capital preservation, with less emphasis on long-term growth, but also includes some stocks to boost returns.

- *Balanced Portfolio (Putnam Group Asset Allocation Mutual Fund)*—Balanced between stocks and bonds to offer growth potential with less volatility than the Growth Portfolio.

- *Growth Portfolio (Putnam Group Asset Allocation Mutual Fund)*—Majority of the investment is diversified among different common stocks to maximize potential for long-term growth.

- *Fidelity Low-Priced Stock Fund* -- Seeks a rise in principal by investing mainly in smaller companies whose shares are trading at a low price.

- *Vanguard 500 Index* -- Seeks to provide long-term growth of capital and income from dividends by investing in all 500 stocks that make up the Standard & Poor's 500 Index in proportion to their weightings in the index.

- *Vanguard Total Bond Market Index Fund* -- Attempts to track the performance of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. Bond market. The index consists of more than 5,000 U.S. Treasury, federal agency, mortgage-backed, and investment-grade corporate securities. Lehman Brothers is a registered trademark of Lehman Brothers, Inc.

- *WGL Holdings Inc. Common Stock Fund*—This fund invests only in WGL Holdings Inc., common stock which is purchased (1) directly from the Company, (2) at a public sale on a recognized exchange, or (3) from a private source at a price no higher that would have been payable under (2). The price for all Company common stock purchased directly from the Company is the average of the high and low prices for the Company's common stock from the close of the previous business day when the Company has wired to the trustee contributions and/or loan repayment amounts. All cash dividends paid on the shares in this investment are reinvested in Company common stock. Any shares resulting from a stock split or stock dividend on common stock credited to a participant's account are added to the participant's account.

The unrealized appreciation (depreciation) for the funds and WGL Holdings Inc. Common Stock is presented in Schedule 2, which follows the Notes to Financial Statements.

Distributions

When an employee retires or otherwise terminates employment with the Company due to disability or death, the employee (or employee's beneficiary) is eligible to receive his/her contributions, Company contributions made to the employee's account, plus interest and dividends earned to the latest valuation date on both amounts. The employee (or employee's beneficiary) may elect to receive the distribution in either a lump sum or annual payments not to exceed 10 years. When an employee terminates employment for reasons other than stated above, the employee (or employee's beneficiary) is eligible to receive his/her contributions, Company contributions made to the employee's account, plus interest and dividends earned to the latest valuation date on both amounts as a lump sum distribution.

In-Service Withdrawals

Participants can make withdrawals of after-tax employee contributions, rollover contributions and matured Company contributions (as defined) once every six months. Participants can make withdrawals of pre-tax contributions in the event of financial hardship (as defined) or after attaining age 59-1/2.

Loans

The pre-tax feature of the Savings Plan includes loan provisions to provide additional liquidity to participants. Repayment of loans cannot exceed 5 years with the exception of loans for the purchase of the participant's primary residence, in which case the repayment period cannot exceed 25 years.

Administration

The Savings Plan is administered by the Vice President - Human Resources and the Chief Financial Officer.

A separate account is maintained for each participant in the Savings Plan. A participant's contribution, as well as the corresponding Company contribution, is credited directly to his/her individual account. Investment earnings are allocated to participants' accounts in accordance with the Summary of Plan Document. Earnings on the accounts are determined on an accrual basis and include any realized or unrealized gains or losses. The Company has retained an outside firm as recordkeeper to maintain participants' accounts and to record contributions and allocate earnings to the participants in accordance with the Summary of Plan Documents.

Termination

The Savings Plan may be amended or terminated by the Company at any time, for any lawful reason, without advance notice. Upon termination, all amounts credited to participants will be distributed in accordance with the provisions of the Summary of Plan Document.

NOTE 3—TAX STATUS

The Savings Plan obtained its latest determination letter on December 30, 1994, in which the Internal Revenue Service stated that the Savings Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Savings Plan was amended and restated effective January 1, 2001, to conform with changes in the law enacted since 1994. A request for a determination letter for the Savings Plan as amended and restated effective January 1, 2001, was filed with the IRS on February 26, 2002. The Plan Administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the financial statements.

NOTE 4—SAVINGS PLAN EXPENSES

Substantially all administrative expenses of the Savings Plan were paid by the plan

NOTE 5—SIGNIFICANT EVENTS

CORPORATE STRUCTURE

Effective November 1, 2000, WGL Holdings, Inc. became the Parent Company for Washington Gas Light Company and other subsidiaries that operated under Washington Gas prior to the restructuring. At that time, all Washington Gas Light common stock held by the Savings Plan converted to WGL Holdings common stock.

NOTE 6—INVESTMENTS

The Saving Plan's investments are held by a trustee. The accompanying Schedule 1 presents the fair value of investments as of December 31, 2000. The market values of the investments that represent 5% or more of the Plan's Net Assets Available for Benefits, are as follows as of December 31 of the applicable year:

Description of Assets	2001	2000
Putnam Stable Value Fund	$26,561,982	24,952,630
Fidelity Equity Income Fund	19,962,558	22,710,758
Putnam New Opportunities Fund	16,634,971	26,264,883
Putnam Voyager Fund	22,470,600	32,144,476
Putnam Balanced Portfolio	4,976,755	-
WGL Holdings Inc. Common Stock	13,921,681	14,365,611

WASHINGTON GAS LIGHT SAVINGS PLAN

Schedule 1 - Assets Held for Investments Purposes

As of December 31, 2001

Name of Issuer	Number of Participants a/	Number of Shares	Account Balance at Cost	Market Value b/ Amount		Market Value b/ Assets Available for Benefits at End of Year
Putnam Stable Value Fund	538	-	$26,561,982	$ 26,561,982	c/	22%
Fidelity Equity Income Fund (@$48.77/Share)	619	409,320.439	17,604,284	19,962,558	c/	18%
Fidelity Low Price stock Fund (@$27.42)	43	9,659.927	278,053	264,875		0%
Putnam New Opportunities Fund (@$41.96/Share)	632	396,448.299	14,508,898	16,634,971	c/	15%
Putnam Voyager Fund (@$17.77/Share)	676	1,264,524.503	17,455,454	22,470,600	c/	20%
T. Rowe Price International Stock Fund (@$10.99/Share)	273	257,386.926	2,064,575	2,828,682		1%
Putnam Asset Allocation—Conservative Portfolio (@$8.70/Sl	168	266,428.820	2,267,743	2,317,931		1%
Putnam Asset Allocation—Balanced Portfolio (@$9.82/Share	202	506,797.855	4,799,524	4,976,755	c/	5%
Putnam Asset Allocation—Growth Portfolio (@$9.64/Share)	264	463,019.338	4,141,108	4,463,506		4%
WGL Holdings Inc. Common Stock (@$29.07/Share)	816	478,902.008	12,867,896	13,921,681	c/	13%
Vanguard Total Bond Index (@$10.14/Share)	37	24,566.450	245,744	249,104		0%
Vanguard 500 Index Fund (@$105.89/Share)	34	849.042	91,750	89,905		
Liquidity fund	-		901	901		0%
Total	4,302	4,077,903.607	102,887,912	114,743,451		99%

a/ Employees may participate in more than one fund; employee counts are not maintained by individual investments within the Stable Value Fund.

b/ The investments in the Stable Fund are stated at Contract value as they are insured contract investments.

c/ These investments represent 5% or more of the Savings Plan's beginning Net Assets Available for Benefits.

WASHINGTON GAS LIGHT SAVINGS PLAN

Schedule 2 - Unrealized Appreciation/(Depreciation)

Description	Putnam Stable Value Fund	Fidelity Equity Income Fund	Fidelity Low Price Stock Fund	Putnam New Opportunities Fund	Putnam Voyager Fund	T. Rowe Price International Stock Fund	Putnam Asset Allocation: Conservative Portfolio	Putnam Asset Allocation: Balance Portfolio	Putnam Asset Allocation: Growth Portfolio	WGL Holdings Inc. Common Stock	Vanguard Total Bond Fund	Vanguard 500 Index Fund	Total
Unrealized Appreciation at 12/31/98	$ -	$ 8,037,607	$ -	$ 5,926,592	$ 7,158,050	$ 532,103	$ 209,692	$ 737,421	$ 644,177	$ 3,390,776	$ -	$ -	$ 26,636,418
Appreciation/Depreciation during year ended 12/31/99	-	(1,824,492)	-	9,297,125	9,909,731	784,898	(4,716)	233,701	372,159	(319,692)			18,448,714
Unrealized Appreciation at 12/31/99	-	6,213,115	-	15,223,717	17,067,781	1,317,001	204,976	971,122	1,016,336	3,071,084			$ 45,085,132
Appreciation/Depreciation during year ended 12/31/00	-	(535,474)	-	(29,307,556)	(26,823,106)	(1,233,292)	(512,881)	(2,025,593)	(2,315,401)	733,002			$ (62,020,301)
Appreciation/Depreciation at 12/31/00	-	5,677,641	-	(14,083,839)	(9,755,325)	83,709	(307,905)	(1,054,471)	(1,299,065)	3,804,086			$ (16,935,169)
Appreciation/Depreciation during year ended 12/31/01	-	(2,358,274)	13,178	(2,126,073)	(5,015,146)	(764,107)	(50,188)	(177,231)	(322,399)	(1,053,785)	(3,360)	1,845	$ (11,855,540)
Unrealized Appre./(Depre) at 12/31/01	$ -	$ 3,319,367	$ 13,178	$ (16,209,912)	$ (14,770,471)	$ (680,398)	$ (358,093)	$ (1,231,702)	$ (1,621,464)	$ 2,750,301	$ (3,360)	$ 1,845	$ (28,790,709)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN

Date June 28, 2002

Frederic M. Kline (Plan Administrator)
Vice President and
Chief Financial Officer
Washington Gas Light Company

Date June 28, 2002

Robert A. Sykes (Plan Administrator)
Vice President, Human Resources
Washington Gas Light Company

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

Board of Trade Building
1129 20th Street, NW, Suite 800
Washington, DC 20036
Tel. (202) 293-7500
Fax (202) 822-8126
washington.office
@mitchelltitus.com

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 1-1483) of Washington Gas Light Company Savings Plan of our report dated June 17, 2002, included in the Annual Report of the Washington Gas Light Company Savings Plan on Form 11-K for the year end December 31, 2001.

Mitchell & Titus, LLP

Washington, DC
June 27, 2002